EXHIBIT 4.4

DESCRIPTION OF THE REGISTRANT’S SECURITIES REGISTERED PURSUANT TO
SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED

Capstone Green Energy Holdings, Inc. (the “Company”, “we”, “us” and “our”) has one class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended: common stock, par value $0.001 per share (“Common Stock”).

Description of Common Stock

The following description of our Common Stock is a summary and does not purport to be complete. It is our Second Amended and Restated Certificate of Incorporation (the “Charter”), our Amended and Restated Bylaws (the “Bylaws”) and the Delaware General Corporation Law (the “DGCL”), and not this summary, which define the rights of holders of our Common Stock. You should read our Charter and Bylaws and the provisions of the DGCL for a full description of the terms of our Common Stock. Our Charter and Bylaws are filed as exhibits to the Annual Report on Form 10-K of which this exhibit is a part and are incorporated by reference herein.

Authorized Capital

The Charter authorizes us to issue up to one hundred million (100,000,000) shares of Common Stock, six hundred thousand (600,000) shares of non-voting common stock, par value $0.001 per share (the “Non-Voting Common Stock”), and one million (1,000,000) shares of preferred stock, par value $0.001 per share (the “Preferred Stock”).

Common Stock

Voting Rights

Subject to any voting rights granted to Preferred Stock that may be outstanding from time to time, each share of Common Stock is entitled to one vote per share on each matter submitted to a vote of our stockholders. The holders of a majority of the shares of Common Stock issued and outstanding and entitled to vote, and present in person or represented by proxy, will constitute a quorum for the transaction of business at all meetings of the stockholders. The holders of a plurality of the shares of Common Stock entitled to vote and present in person or represented by proxy at any meeting at which a quorum is present called for the purpose of electing directors will be entitled to elect the directors of the Company. The Charter and Bylaws do not provide for cumulative voting.

Dividend Rights

Subject to the preferences applicable to Preferred Stock outstanding at any time, if any, the holders of shares of Common Stock shall be entitled to receive such dividends and other distributions in cash, property or shares of stock when, as and if declared thereon by the Board of Directors of the Company (the “Board”) from time to time out of any assets or funds of the Company legally available therefor and shall share equally on a per share basis in such dividends and distributions.

Preemptive Rights

No holder of Common Stock has any preemptive right to subscribe for any shares of the Company’s capital stock issuable in the future.

Liquidation Rights

Subject to applicable law, in the event of any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Company, after payment or provision for payment of the debts and other liabilities of the Company and subject to the rights, if any, of the holders of Preferred Stock having a preference over or the right to participate with the holders of Common Stock as to distributions upon liquidation, dissolution or winding up, the holders of all outstanding shares of Common Stock shall be entitled to receive the remaining assets of the Company available for distribution ratably in proportion to the number of shares held by each such stockholder.

Other Rights and Preferences

Holders of our Common Stock have no conversion rights and there are no redemption or sinking fund provisions applicable to our Common Stock. The rights, preferences and privileges of the holders of our Common Stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of Preferred Stock.

Non-Voting Common Stock

The Charter provides that the Non-Voting Common Stock does not have any voting rights on any matter on which stockholders of the Company are entitled to vote. However, the Non-Voting Common Stock has the right to vote, separately or together with the Common Stock, on any amendments to the Charter (including with respect to any changes to (i) the authorized number of shares of Common Stock or Non-Voting Common Stock or (ii) any preferences, rights or powers of the Non-Voting Common Stock). The number of authorized shares of Non-Voting Common Stock or Common Stock may be increased or decreased (but not below the number of such shares of Non-Voting Common Stock or Common Stock then outstanding, as applicable) by the affirmative vote of the holders of a majority of the Common Stock. All Common Stock and all Non-Voting Common Stock have the same rights and powers, rank equally (including upon any liquidation, dissolution or winding up of the company), share ratably in any dividends and distributions, and are identical in all respects as to all other matters, other than as to voting rights.

The Non-Voting Common Stock is subject to a 12-month lock-up period following our emergence from voluntary proceedings under Chapter 11 of the United States Bankruptcy Code on December 7, 2023 (the “Lock-up Period”), during which time holders of Non-Voting Common Stock may not transfer any shares of Non-Voting Common Stock, subject to certain exceptions. After the expiration of the Lock-Up Period, upon any sale, assignment or other transfer of any shares of the Non-Voting Common Stock by a holder thereof to any person or entity that is not part of such holder’s Family Group (as defined in the Charter), such shares of Non-Voting Common Stock shall automatically, upon such transfer, without further action by the transferor or transferee thereof, convert into shares of Common Stock on a one-to one-basis.

Preferred Stock

The Charter provides that the Board may, by resolution, establish one or more classes or series of Preferred Stock having the number of shares and voting rights, if any, designations, powers, preferences and relative, participating, optional, special and other rights, if any, of each such series and any qualifications, limitations and restrictions thereof as may be fixed by the Board without further stockholder approval. The holders of any such Preferred Stock may be entitled to preferences over holders of Common Stock with respect to dividends, or upon a liquidation, dissolution, or the Company’s winding up, in such amounts as are established by the resolutions of the Board approving the issuance of such shares.

Anti-Takeover Provisions

Certain provisions of the Charter, the Bylaws and the DGCL could make it less likely that our management would be changed or someone would acquire voting control over us without the consent of the Board. These provisions could delay, deter or prevent tender offers or takeover attempts that stockholders might believe are in their best interests.

Authorized but Unissued Capital Stock

The Board may increase or decrease the authorized number of shares within each established series of Preferred Stock pursuant to the DGCL; provided, however, that the Board may not decrease the number of shares within a series to less than the number of shares within such series that are then issued, and that the terms of a particular series of Preferred Stock may grant voting rights to the holders thereof regarding these matters.

Special Stockholder Meetings

The Charter provides that, except as otherwise required by applicable law, special meetings of the stockholders may only be called by the Chairperson of the Board or the Chief Executive Officer of the Company, and our stockholders may not call special stockholder meetings.

Stockholder Action by Written Consent

The Charter provides that stockholder action must take place at the annual or a special meeting of our stockholders, and no action may be taken by stockholders by written consent.

Requirements for Advance Notification of Stockholder Nominations and Proposals

The Bylaws also include advance notice procedures for stockholder proposals to be brought before an annual meeting of the stockholders, including the nomination of directors. Stockholders at an annual meeting may only consider the proposals specified in the notice of meeting or brought before the meeting by or at the direction of the Board, or by a stockholder of record on the record date for the meeting, who is entitled to vote at the meeting and who has delivered a timely written notice.

Classified Board of Directors

The Charter provides for the Board to be comprised of three classes of directors, with each class serving a three-year term beginning and ending in different years than those of the other two classes. Only one class of directors will be elected at each annual meeting of stockholders, with the other classes continuing for the remainder of their respective three-year terms or until the election and qualification of their respective successors in office, subject to their earlier death, resignation, retirement, disqualification or removal.

Indemnification of Directors, Officers and Employees

The Charter and Bylaws require us to indemnify any director, officer, employee or agent of the Company who was or is a party to, or is threatened to be made a party to, or is otherwise involved in, any proceeding, by reason of the fact that he or she is or was a director, officer, employee or agent of the Company or is or was serving at the request of the Company as a director, officer, employee or agent of, or in any other capacity for, another corporation, partnership, joint venture, limited liability company, trust, or other enterprise, to the fullest extent permitted under Delaware law, against all expense, liability and loss (including attorneys’ fees, judgments, fines, taxes, penalties and amounts paid or to be paid in settlement) reasonably incurred or suffered by such person in connection with such proceeding.

We are authorized under the Bylaws to purchase and maintain insurance to protect the Company and any current or former director, officer, employee or agent of the Company or another corporation, partnership, joint venture, trust or other enterprise against any expense, liability or loss, whether or not we would have the power to indemnify such person against such expense, liability or loss under Delaware law. We have purchased and maintain such insurance.

Statutory Provisions Regarding Business Combinations

We are subject to Section 203 of the DGCL. In general, Section 203 prohibits an “interested stockholder” from engaging in a “business combination” with a Delaware corporation for three years following the date such person became an interested stockholder, unless:

●	prior to the date such person became an interested stockholder, the board of directors of the corporation approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination;
●	upon consummation of the transaction that resulted in the interested stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding stock held by directors who are also officers of the corporation and stock held by certain employee stock plans; or
●	on or subsequent to the date of the transaction in which such person became an interested stockholder, the business combination is approved by the board of directors of the corporation and authorized at a meeting of stockholders by the affirmative vote of the holders of at least two-thirds of the outstanding voting stock of the corporation not owned by the interested stockholder.

Section 203 defines a “business combination” to generally include:

●	any merger or consolidation involving the corporation and an interested stockholder;
●	any sale, transfer, pledge or other disposition involving an interested stockholder of 10% or more of the assets of the corporation;
●	subject to certain exceptions, any transaction which results in the issuance or transfer by the corporation of any stock of the corporation to an interested stockholder;
●	any transaction involving the corporation which has the effect of increasing the proportionate share of any class or series of stock of the corporation beneficially owned by the interested stockholder; or
●	the receipt by an interested stockholder of any loans, guarantees, pledges or other financial benefits provided by or through the corporation.

Section 203 generally defines an “interested stockholder” as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by such entity or person.

Exclusive Forum

The Charter provides that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (the “Court of Chancery”) shall be the sole and exclusive forum for any stockholder (including a beneficial owner) to bring (i) any derivative action or proceeding brought on behalf of the Company, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of the Company to the Company or the Company’s stockholders, (iii) any action asserting a claim against the Company, its directors, officers or employees arising pursuant to any provision of the DGCL, the Charter or the Bylaws, (iv) any action asserting a claim against the Company, its directors, officers or employees governed by the internal affairs doctrine or (v) any action to interpret, apply, enforce or determine the validity of the Charter, except for, as to each of (i) through (iv) above, any claim as to which the Court of Chancery determines that there is an indispensable party not subject to the jurisdiction of the Court of Chancery (and the indispensable party does not consent to the personal jurisdiction of the Court of Chancery within ten days following such determination), which is vested in the exclusive jurisdiction of a court or forum other than the Court of Chancery, or for which the Court of Chancery does not have subject matter jurisdiction. The Charter further provides that, unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States of America shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act of 1933, as amended. Any person or entity purchasing or otherwise acquiring or holding any interest in shares of capital stock of the Company shall be deemed to have notice of and consented to the exclusive forum provisions of the Charter. The exclusive forum provisions do not apply to suits brought to enforce a duty or liability created by the Securities Exchange Act of 1934, as amended, or any other claim for which the federal courts have exclusive jurisdiction.